vnu

05005275

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH, D.C. 213 SECTION

Date	January 7, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated January 7, 2005:

MICHAEL P. CONNORS TO LEAVE VNU

With kind regards,
VNU bv

c/o
Rob de Meel
Senoir Vice President

PROCESSED
JAN 24 2005
THOMSON FINANCIAL

dlw 1/24

1.1.001 02.99

vnu

Press release

Date January 7, 2005

MICHAEL P. CONNORS TO LEAVE VNU

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that **Michael P. Connors**, a member of the company's Executive Board and Chairman of its Media Measurement & Information (MMI) group, has decided to leave VNU to pursue opportunities as a CEO of a publicly traded company.

The company said that Connors will remain on the Executive Board until April 1, 2005, and will continue as Chairman and CEO of the MMI group until June 30, 2005.

Connors joined VNU in 2001 upon the acquisition of ACNielsen Corporation where he served as Vice Chairman. He played a central role in the integration of ACNielsen into VNU and later in 2001 became Chairman and CEO of the MMI group and a member of VNU's Executive Board. In 2003 he assumed responsibility for the Directories group. Prior to joining ACNielsen, Connors held executive positions at American Express and the Sprint Corporation.

Describing Connor's contributions to VNU, Chairman Rob van den Bergh said: "Mike Connors has led the MMI group to record financial results while expanding electronic measurement in television, outdoor and interactive games as well as in music, advertising and the Internet. He has helped me build a leading global business-to-business information and media company and I will miss Mike's leadership, energy and creativity on the Executive Board and in the MMI group. However, I completely understand and support his career ambition to become a CEO of a global public business."

Connors added, "Although there is no 'perfect time' to depart, as we close 2004 with our sale of World Directories for EUR 2,1 billion and we complete our fourth consecutive year of record financial results in the MMI group, this seems like the right time. It's extremely hard to leave this great company – which is poised for solid growth and success – after helping build many parts of it over the past ten years. I will miss VNU and our great team of people but I believe this is the appropriate next step in my career."

Connors has agreed to continue to serve on the Board of Directors of NetRatings, Inc., in which VNU holds a 63% stake, and will serve on the Board of the soon to be formed international joint venture, AGB Nielsen Media Research.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

A successor to Connors in the MMI group will be announced shortly. The appointment of a successor to Connors on VNU's Executive Board will be the subject of a separate announcement later in the year.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair). VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00